April 28, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Multi Cap Growth Trust (the “Fund”)

(File No. 033-63685; 811-07377)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class C shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 39 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 28, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please confirm supplementally that the fee waiver arrangements for the Fund are reflected in the applicable example only in the period(s) for which the fee waiver arrangements are expected to continue.

Response 2.                               We confirm that the fee waivers are reflected in the applicable example for those periods for which the fee waivers are expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc., the investment adviser to the Fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Fund’s Board of Trustees.

Comment 3.                           Please revise the disclosure to indicate the specific date on which the Fund’s fee waiver is expected to expire.

Response 3.                               We respectfully acknowledge your comment; however, we believe that the current disclosure complies with the requirements of Item 3 of Form N-1A.

Comment 4.                           Please supplementally confirm the basis for the “Other Expenses” of the Fund.

Response 4.                               Because Class C shares of the Fund have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3, the Fund has disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We hereby supplementally confirm that the Other Expenses numbers have been generated based on the operations of the Fund during the previous fiscal year.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Gladys Chang of Morgan Stanley at (212) 296-6147 (tel) or (212) 507-8213 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Joseph C. Benedetti

Daniel E. Burton

Gladys Chang